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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                               Franklin Quest Co.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   354596-10-8
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                       13G



CUSIP No. 354596-10-8                                  Page   2   of   5   Pages



--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Hyrum W. Smith -- ###-##-####

--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.

--------------------------------------------------------------------------------
                               5         SOLE VOTING POWER

                                            1,847,758

  NUMBER OF                 ----------------------------------------------------
   SHARES                      6         SHARED VOTING POWER
BENEFICIALLY                                0
  OWNED BY                  ----------------------------------------------------
    EACH                       7         SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                   1,847,758
    WITH
                            ----------------------------------------------------
                               8         SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,847,758

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.2%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                                       13G



CUSIP No. 354596-10-8                                  Page   3   of   5   Pages


         This Amendment No. 4 to the Schedule 13G of Hyrum W. Smith amends and supplements, and should be read in conjunction with, the Schedule 13G filed on or about February 11, 1993, Amendment No. 1 thereto filed on or about February 12, 1994, Amendment No. 2 thereto filed on or about February 14, 1995 and Amendment No. 3 thereto filed on or about February 14, 1996.

ITEM 1.

         (a)      Name of Issuer:

                           Franklin Quest Co. (the "Company")

         (b)      Address of Issuer's Principal Executive Offices:

                           2200 West Parkway Boulevard
                           Salt Lake City, Utah  84119-2331

ITEM 2.

         (a)      Name of Person Filing:

                           Hyrum W. Smith

         (b)      Address of Principal Business Office or, if none, Residence:

                           2200 West Parkway Boulevard
                           Salt Lake City, Utah  84119-2331

         (c)      Citizenship:

                           Mr. Smith is a United States citizen.

         (d)      Title of Class of Securities:

                           Common Stock, $.05 par value (the "Common Stock")

         (e)      CUSIP Number:

                           354596-10-8

ITEM 3.

                  This Amendment No. 4 to Schedule 13G is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

                                       13G



CUSIP No. 354596-10-8                                  Page   4  of   5   Pages

ITEM 4.  OWNERSHIP

                  As of December 31, 1996, Mr. Smith was the beneficial owner of 1,847,758 shares of the Company's Common Stock. Of the total shares beneficially owned by Mr. Smith, 955,110 shares were held by him individually, as to which Mr. Smith had sole investment and voting power and 762,648 shares were held by him as the trustee of the Hyrum
         W. Smith Trust, as to which Mr. Smith had sole investment and voting power. Mr. Smith also individually held currently exercisable rights to acquire 130,000 shares of the Common Stock. Pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934, as amended, such aggregate shares constitute 9.2% of the outstanding Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable.

                                       13G



CUSIP No. 354596-10-8                                  Page   5   of   5   Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               DATED:  February 7, 1997

                                               By  /s/ HYRUM W. SMITH
                                                   -----------------------
                                                       Hyrum W. Smith